August 15, 2016

VIA EDGAR SUBMISSION

Ms. Kathleen Krebs

Special Counsel

United States Securities and Exchange Commission

Division of Corporation Finance

Washington D.C. 20549

Re:

Yanex Group, Inc.

Form 8-K

Filed July 5, 2016

File No. 333-175146

Dear Ms. Krebs:

We are in receipt of your comment letter dated July 28, 2016, regarding Yanex Group, Inc.'s July 5, 2016, Form 8-K filing. We are requesting an additional 10 business days to respond due to time constraints associated with our pro forma financial statements of operations for the year ended May 31, 2015 and the nine month ended February 28, 2016. As a result, we will submit our response letter by August 26, 2016.

Very truly yours,

/s/ Michelle Rico

Michelle Rico

Chief Executive Officer